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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934
                          (Amendment No.4)<F*>

              BOSS HOLDINGS, INC. (F/K/A VISTA 2000, INC.)
- -------------------------------------------------------------------------
                            (Name of Issuer)


                              COMMON STOCK
- -------------------------------------------------------------------------
                     (Title of Class of Securities)


                              1011B 10 1 7
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                             (CUSIP Number)

                         LEONARD J. ESSIG, ESQ.
                      LEWIS RICE & FINGERSH, L.C.
                     500 NORTH BROADWAY, SUITE 2000
                       ST. LOUIS, MISSOURI 63102
- -------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                                9-14-99
- -------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement: [ ]

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

     Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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CUSIP NO. 1011B 10 1 7           13D               PAGE 2 OF 6 PAGES
- --------------------------------------------------------------------

- --------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GINARRA HOLDINGS, INC.
- --------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [X]
                                                             (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS<F*>

        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

- --------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
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                  7    SOLE VOTING POWER

                       131,598
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           0
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         131,598
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
- --------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        131,598
- --------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [ ]

- --------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%
- --------------------------------------------------------------------
14      TYPE OF REPORTING PERSON<F*>

        CO
- --------------------------------------------------------------------



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CUSIP NO. 1011B 10 1 7           13D              PAGE 3 OF 6 PAGES
- --------------------------------------------------------------------

- --------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GRAZIADIO FAMILY TRUST, U/D/T 10/13/75
- --------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*> (a) [X]
                                                             (b) [ ]

- --------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------
4       SOURCE OF FUNDS<F*>

        OO
- --------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

- --------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
- --------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       52,453
                  --------------------------------------------------
                  8    SHARED VOTING POWER
     NUMBER OF
      SHARES           0
   BENEFICIALLY   --------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING         52,453
    PERSON WITH   --------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
- --------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        52,453
- --------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES<F*>                                       [X]

- --------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.7%
- --------------------------------------------------------------------
14      TYPE OF REPORTING PERSON<F*>

        OO
- --------------------------------------------------------------------


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     This statement is the fourth amendment to a statement on Schedule
13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation (the "Company"), by a group consisting of Ginarra Holdings, Inc. ("Ginarra Holdings") and the Graziadio Family Trust, udt 10/13/75 (the "Trust").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of September 14, 1999, Ginarra Holdings beneficially owned 131,598 shares (6.8%) of Common Stock, and the Trust beneficially owned 52,453 shares (2.7%) of Common Stock. The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 1,949,072 shares of Common Stock represented to be outstanding as of August 3, 1999 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 26, 1999. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Person.

     (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 4 to Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

     (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                        Ginarra Holdings
                        ----------------

            Date              Amount            Price
            ----              ------            -----

            7/21/99           5,000             3.5625
            7/27/99           3,000             3.4375
            8/03/99           3,000             2.9375
            8/03/99           4,000             3.1875
            9/14/99           7,500             3.375
            9/24/99           2,500             3.375

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a)  Joint Filing Agreement (Exhibit I).


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                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 1999           GINARRA HOLDINGS, INC.


                                   By:/s/ G. Louis Graziadio, III
                                      ---------------------------------
                                   Name:  G. Louis Graziadio, III
                                   Title: Chairman & CEO


Date: September 27, 1999           GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                   By:/s/ Phillip M. Bardack
                                      ---------------------------------
                                   Name:  Phillip M. Bardack
                                   Title: Trustee


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                               EXHIBIT I
                               ---------

                         JOINT FILING AGREEMENT



     The undersigned each hereby agree that the Amendment No. 4 to
Schedule 13D filed herewith, relating to the Common Stock of Boss
Holdings, Inc. (f/k/a Vista 2000, Inc.), is filed on behalf of each of the undersigned.

Date:  September 27, 1999

                                        GINARRA HOLDINGS, INC.


                                   By:/s/ G. Louis Graziadio, III
                                      ---------------------------------
                                   Name:  G. Louis Graziadio, III
                                   Title: Chairman & CEO

                                   GRAZIADIO FAMILY TRUST, UDT 10/13/75


                                   By:/s/ Phillip M. Bardack
                                      ---------------------------------
                                   Name:  Phillip M. Bardack
                                   Title: Trustee



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